OPERATING AGREEMENT
OF
BRAVO GOLF, LLC

A Tennessee Limited Liability Company

OPERATING AGREEMENT
OF
BRAVO GOLF, LLC

A Tennessee Limited Liability Company

THIS OPERATING AGREEMENT (this "Agreement") is made and entered into effective for all purposes and in all respects as of February 10, 2022, by and among Charles Beau Garrett (the "Manager") and Charles Beau Garrett (whose name is subscribed hereto as the "Member"). Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings set forth in the article entitled "Formation of Company."

WHEREAS, the Articles of Organization of the Company will be filed with the Tennessee Secretary of State on February 16, 2022; and

WHEREAS, the parties hereto desire to enter into an operating agreement for the Company on the terms and conditions herein set forth in accordance with the Tennessee Revised Limited Liability Company Act, Tenn. Code Ann. Title 48, Chapter 249.

NOW, THEREFORE, in consideration of the premises and covenants contained herein, the parties agree as follows.

ARTICLE I
Formation of Company

A. **Formation of the Company.** The Company was (or will be) formed as a limited liability company under the Act by the filing of the Articles of Organization with the Tennessee Secretary of State on February 16, 2022. The Company shall accomplish all filing, recording, publishing and other acts necessary or appropriate for compliance with all requirements for the operation of the Company as a limited liability company under this Agreement and the Act and under all other laws of the State of Tennessee and such other jurisdictions in which the Manager determines that the Company may conduct business.

B. **Name.** The name of the Company is "Bravo Golf, LLC," as such name may be modified from time to time by the Manager in the exercise of sole discretion.

C.   **Business of the Company.** The business of the Company shall be the conduct of any business or activity that may be conducted by a limited liability company organized pursuant to the Act, including without limitation to invest in securities of every kind (including, without limitation, stocks, options, warrants, promissory notes secured by deeds of trust, bonds, and limited partnership interests), physical commodities and commodity futures, and ownership interests and indebtedness of every kind; to engage in other investment activities including, without limitation, investing in mutual funds, real estate and other investments that offer the opportunity for an appropriate return; to make direct investments or form partnerships, corporations or other entities for the purpose of making investments; and to engage in any and all activities related or incidental to the foregoing and to do all things necessary or convenient for accomplishment thereof.

D.   **Powers of the Company.** The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other law, which shall include but not be limited to, the following powers.

1.   to sue and be sued, complain and defend, and participate in administrative or other proceedings, in its name;

2.   to purchase, take, receive, lease or otherwise acquire, own, hold, improve, use and otherwise deal in and with real or personal property, or an interest in it, where situated;

3.   to sell, convey, assign, encumber, mortgage, pledge, lease, exchange, transfers, and otherwise dispose of all or any part of its property and assets;

4.   to lend money to and otherwise assist its Members and employees;

5.   to purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge or otherwise dispose of, and otherwise use, and deal in and with, shares or other interests in, or obligations of, other limited liability companies, domestic or foreign corporations, associations, general or limited partnerships or individuals, or direct or indirect obligations of the United States or of any government, state, territory, governmental district or municipality, or of any instrumentality of any of them;

6.   to make contracts and guarantees and incur liabilities, borrow money (at such rates of interest as the Company may determine), issue its notes, bonds and other obligations,

and secure any of its obligations, by mortgage or pledge or all or any part of its property, franchises and income;

> 7.   to lend money for its proper purposes, invest and reinvest its funds, and take and hold real property and personal property for the payment of funds so loaned or invested;

> 8.   to conduct its business, carry on its operations and have and exercise the powers granted by the Act in any state, territory, district or possession of the United States, or in any foreign country;

> 9.   to appoint agents of the Company and define their duties and fix their compensation;

> 10.   to make and alter operating agreements, not inconsistent with its Articles of Organization or with the laws of the State of Tennessee, for the administration and regulation of the affairs of the Company;

> 11.   to indemnify a member or former member of the Company as provided in the Act;

> 12.   upon dissolution as provided in this agreement, to cease its activities and surrender its Articles of Organization;

> 13.   to have and exercise all powers necessary or convenient to effect any or all of the purposes for which the Company is organized; and

> 14.   to become a member of a general partnership, limited partnership, joint venture or similar association, or any other limited liability company.

E.   **Location of Principal Place of Business**. The location of the principal place of business of the Company shall be 2217 Oakwood Dr. E, Franklin, Tennessee 37064. Upon compliance with the applicable legal requirements, the Manager may change the principal place of business to such other location or locations within or without Tennessee as the Manager may determine to be reasonably convenient for the Manager. In addition, the Company may maintain such other offices as the Manager may deem advisable at any other place or places within or without Tennessee.

F.   **Registered Agent.** The registered agent for the Company shall be Corporation Service Company or such other registered agent as the Manager may designate from time to time.

The location of the registered office of the Company is 2908 Poston Avenue, Nashville, Tennessee 37203, or upon compliance with the applicable legal requirements such other registered office as the Manager may designate from time to time.

G.   **Term.** The term of the Company shall commence on the date hereof and shall be perpetual, unless the Company is earlier dissolved and terminated in accordance with the provisions of this Agreement.

ARTICLE II
Definitions

"Act" means the Tennessee Revised Limited Liability Company Act, Tenn. Code Ann. Title 48, Chapter 249, as in effect on the date hereof and as it may be amended hereafter from time to time.

"Additional Member" means any Member admitted to the Company as an additional Member pursuant to the article entitled "Powers, Rights and Duties of Members."

"Agreement" means this Operating Agreement, as amended, modified or supplemented from time to time.

"Articles" or "Articles of Organization" means the Articles of Organization of the Company, as amended, modified or supplemented from time to time.

"Assigning Member" has the meaning set forth in the article entitled "Transfers of Interests by Members."

"Capital Account" means, with respect to each Member, the account established and maintained for the Member on the books of the Company in compliance with Treasury Regulation §§1.704-1(b)(2)(iv) and 1.704-2, as amended. Subject to the preceding sentence, each Member's Capital Account shall initially equal the amount of cash and the Contribution Value of any other property initially contributed by such Member to the Company. Throughout the term of the Company each Member's Capital Account will be (i) increased by the amount of (A) income and gains allocated to such Member pursuant to the article entitled "Allocation of Income and Losses," and (B) the amount of any cash or the Contribution Value of any property subsequently contributed by such Member to the Company, (net of liabilities secured by the contributed property that the

Company is considered to assume or take subject to Code §752) and (ii) decreased by the amount of (A) losses and deductions allocated to such Member pursuant to the article entitled "Allocation of Income and Losses," and (B) the amount of distributions in cash and the value (as determined by the Manager) of property (net of liabilities secured by the property that such Member is considered to assume or take subject to Code §752) distributed to such Member.

"Capital Contribution" means the amount of cash or the Contribution Value of property contributed or deemed to be contributed to the Company by a Member pursuant to the article entitled "Capital Contributions."

"Centralized Partnership Audit Regime" means subchapter C of chapter 63 of Subtitle F of the Code as such subchapter is in effect for partnership taxable years beginning after December 31, 2017, including the Regulations thereunder, and all related and conforming amendments made to the Code and Regulations pursuant to and implementing Section 1101 of Pub .L. No. 114-74 (commonly referred to as the Bipartisan Budget Act of 2015).

"Code" means the Internal Revenue Code of 1986, as amended from time to time (or any succeeding law).

"Company" means the limited liability company formed by the filing of the Articles of Organization and governed by this Agreement under the name "Bravo Golf, LLC."

"Contribution Value" means the fair market value as reasonably determined by the Manager of property (other than cash) contributed by a Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to Code Sec. 752).

"Fiscal Year" means the calendar year; provided, however, that the first Fiscal Year of the Company shall begin on the date the Articles of Organization are filed with the Secretary of State and end on December 31 of that same year and the last Fiscal Year of the Company shall end on the date on which the Company is terminated.

"Indemnified Party" has the meaning set forth in the article entitled "Powers, Rights and Duties of Manager."

"Interest", when used in reference to an interest in the Company, means the entire ownership interest of a Member in the Company at any particular time.

"Manager" has the meaning set forth in the forepart of this Agreement.

"Member" means each Person named as a member on Annex A hereto and each Person admitted as a Substituted Member or an Additional Member pursuant to the terms of this Agreement, and, with respect to those provisions of this Agreement concerning a Member's rights to receive a share of profits or other distributions or the return of a Member's contribution, any Transferee of a Member's Interest in the Company (except that a Transferee who is not admitted as a Member shall have only those rights specified by the Act and which are consistent with the terms of this Agreement).

"Liquidator" has the meaning set forth in the section entitled Dissolution of Company; Liquidation and Distribution of Assets."

"Net Income" and "Net Loss", respectively, mean the income or loss of the Company as determined in accordance with the method of accounting followed by the Company for Federal income tax purposes, including, for all purposes, any income exempt from tax and any expenditures of the Company which are described in Code Sec. 705(a)(2)(B); provided, however, that if any property is carried on the books of the Company at a value that differs from that property's adjusted basis for tax purposes, gain, loss, depreciation and amortization with respect to such property shall be computed with reference to the book basis of such property, consistently with the requirement of Treasury Regulation §1.704-1(b)(2)(iv)(g); and provided, further, that any item allocated under the section entitled "Allocation of Income and Losses" hereof shall be excluded from the computation of Net Income and Net Loss.

"Partnership Representative" has the meaning set forth in the article entitled "Powers, Rights and Duties of Manager."

"Percentage Interests" means with respect to each Member the percentage set forth opposite such Member's name in Annex A, as adjusted pursuant to the article entitled "Allocation of Income and Losses."

"Person" means any individual, partnership, limited liability company, corporation, trust or other entity.

"Substituted Member" means any Person admitted to the Company as a substituted Member pursuant to the article entitled "Transfers of Interests by Members."

"Transfer," "Transferee" and "Transferor" have the respective meanings set forth in the article entitled "Transfers of Interests by Members."

"Reg." means regulations promulgated under the Code by the Department of the Treasury of the United States of America.

ARTICLE III
Capital Contributions

A.   **Capital Contributions.** On the date hereof, each Person listed on Annex A hereto shall contribute to the capital of the Company the assets set forth opposite such Person's name in Annex A hereto under the column headed Initial Capital Contribution. Thereupon, such Persons shall be admitted as Members in the Company. The Members admitted to the Company as of the date hereof hereby agree that the amount set forth under the column headed "Initial Capital Account Balance" opposite each Member's name in Annex A hereto accurately reflects the fair market value of the assets contributed to the Company by such Member.

B.   **Additional Capital Contributions.** Any Member may make additional Capital Contributions at any time upon the unanimous consent of all Members. Following any such additional Capital Contribution, the Percentage Interest of each Member shall be adjusted in the manner provided in the article entitled "Allocation of Income and Losses."

C.   **Interest on Capital Contributions.** No Member shall be entitled to interest on or with respect to any Capital Contribution. Notwithstanding the foregoing, a Member may make loans to the Company on such terms (including rate of interest) as shall be determined by the Manager.

D.   **Withdrawal and Return of Capital Contributions.** No Member shall be entitled to withdraw any part of that Member's Capital Contribution or to receive any distributions from the Company without the unanimous consent of all Members, except as expressly provided in this Agreement.

ARTICLE IV

Allocation of Income and Losses

A.   **Allocation of Net Income and Net Loss.** Subject to the paragraphs entitled "Regulatory Provisions" and "Allocations for Income Tax Purposes," the Company's Net Income and Net Loss for each Fiscal Year shall be allocated to the Members in proportion to their Percentage Interests.

B.   **Regulatory Provisions.**

1.   The Manager shall modify the allocations provided for in the paragraph entitled "Allocation of Net Income and Net Loss" as they deem appropriate to comply with Reg. §§1.704-1(b) and 1.704-2. Without limiting the generality of the foregoing, the Manager shall, prior to making any allocations required by the paragraph entitled "Allocation of Net Income and Net Loss," make any allocations required by the "minimum gain chargeback" provision of Reg. §1.704-2(f), the "chargeback of partner nonrecourse debt minimum gain" provision of Reg. §1.704-2(i)(4) and the "qualified income offset" provision of Reg. §1.704-1(b)(2)(ii)(d); in addition, Company losses, deductions or expenditures described in Code Sec. 705(a)(2)(B) attributable to a particular partner nonrecourse liability shall be allocated to the Member that bears the economic risk of loss for the liability in accordance with Reg. §1.704-2(i).

2.   The Manager shall limit allocations of Net Losses to any Member if such allocation would cause such Members' Capital Account balance, as increased for any deficit balance in the Capital Account which the Member is required to restore or is deemed required to restore as a result of its share of the Company's minimum gain (within the meaning of Reg. §§1.704(2)(g)(1) and (3)) and its share of partner nonrecourse debt minimum gain (within the meaning of Reg. §1.704(2)(i)(5)) and as decreased by the adjustments referred to in Reg. §§1.704-1(b)(2)(ii)(d)(4), (5) and (6), to be negative while any other Member's Capital Account balance (as so adjusted) is positive. The Manager may also make allocations reasonably designed to offset allocations provided for in this section to the extent such allocations shall not be offset by other allocations provided for in this section. The Manager may alter the Company's allocations of items entering into the computation of Net Income and Net Losses in the year in which the

Company is liquidated to avoid any Member recognizing gain or loss pursuant to Code Sec. 731 on the liquidation of the Company.

3.   Solely for purposes of adjusting Capital Accounts (and not for tax purposes), if any property is distributed in kind, the difference between the fair market value of the property and its book value at the time of distribution shall be treated as gain or loss recognized by the Company and allocated pursuant to the paragraph entitled "Allocation of Net Income and Net Loss."

4.   Except to the extent otherwise required by the Code and Treasury Regulations, if an Interest or part thereof is transferred in any Fiscal Year, the items of income, gain, loss, deduction and credit allocable to the Interest for such Fiscal Year shall be apportioned between the transferor and the transferee in proportion to the number of days in such Fiscal Year the Interest is held by each of them, except that, if they agree between themselves and so notify the Company within 30 days after the transfer, then at their option and expense, (i) all items or (ii) extraordinary items, including capital gains and losses, may be allocated to the Person who held the Interest on the date such items were realized or incurred by the Company.

C.   **Allocations for Income Tax Purposes.** The income, gains, losses, deductions and credits of the Company for Federal, state and local income tax purposes shall be allocated in the same manner as the corresponding items entering into the computation of Net Income and Net Losses were allocated pursuant to the paragraphs entitled "Allocation of Net Income and Net Loss" and "Regulatory Provisions," provided that solely for Federal, state and local income and franchise tax purposes and not for book or Capital Account purposes, income, gain, loss and deduction with respect to property properly carried on the Company's books at a value other than its tax basis shall be allocated in accordance with the requirements of Code Sec. 704(c) and Reg. §1.704-3.

D.   **Withholding.** The Company shall comply with withholding requirements under Federal, state and local law and shall remit amounts withheld to and file required forms with the applicable jurisdictions. To the extent the Company is required to withhold and pay over any amounts to any authority with respect to distributions or allocations to any Member, the amount withheld shall be treated as a distribution in the amount of the withholding to that Member. In the event of any claimed over-withholding, Members shall be limited to an action against the applicable jurisdiction. If the amount withheld was not withheld from actual distributions, the Company may, at its option, (i) require the Member to reimburse the Company for such withholding or (ii) reduce any subsequent distributions by the amount of such withholding. Each Member agrees to furnish the Company with any representations and forms as shall reasonably be requested by the Company to assist it in determining the extent of and in fulfilling its withholding obligations.

E.   **Revaluation of Property.**

1.   The assets of the Company shall be revalued on the books of the Company to equal their fair market values in accordance with Reg. §1.704-1(b)(2)(iv)(f) at the following times: (A) the day immediately preceding the acquisition of an additional Interest in the Company by any existing or new Member in exchange for more than a de minimis Capital Contribution to the capital of the Company pursuant to the articles entitled "Capital Contributions" and "Powers, Rights and Duties of Members;" (B) on the day of any withdrawal of more than a de minimis portion of the Capital Account pursuant to the article entitled "Distributions and Withdrawals" before taking into account such withdrawal; (C) the termination of the Company for Federal income tax purposes, including a dissolution of the Company or a termination pursuant to Code Sec. §708(b)(1)(B); and (D) the occurrence of any other event upon which the Manager believes such revaluation is appropriate. Upon revaluation of the Company's assets pursuant to this section, (i) the fair market value of the assets shall be determined by the unanimous agreement of all Members and (ii) each Member's Capital Account shall be adjusted as if such assets were sold for their fair market values and the Net Income and Net Losses recognized on such sale were allocated to the Members in accordance with the paragraph entitled "Allocation of Net Income and Net Loss."

2.   Immediately following the occurrence of any event which has caused the revaluation of the assets of the Company pursuant to the paragraph entitled "Revaluation of Property," each Member's Percentage Interest shall be adjusted to equal the percentage determined by dividing the balance in each Member's Capital Account immediately after such revaluation by the aggregate balance of all Members' Capital Accounts immediately after such revaluation.

3.   For purposes of the paragraph entitled "Allocation of Net Income and Net Loss," the Fiscal Year in which the assets of the Company are revalued pursuant to the first paragraph of the section entitled "Revaluation of Property" shall be treated as two separate Fiscal Years, one beginning on the first day of the Fiscal Year and ending on the day of the revaluation and the other beginning on the day immediately following the revaluation and ending on the last day of the Fiscal Year, and Net Income and Net Loss shall be allocated to the Members separately for each portion of the Fiscal Year based on operations for such portion of the year as reflected by a closing of the Company's books. Analogous divisions of the Fiscal Year into multiple Fiscal Years will be made if there be more than one revaluation of assets in any Fiscal Year.

ARTICLE V
Distributions and Withdrawals

A.   **Distributions.**   Subject to the section entitled "Withdrawal of Members; Dissolution of Company; Liquidation and Distribution of Assets," distributions of cash or property of the Company shall be made at such times and in such manner as shall be approved by the Manager. Any such distribution shall be made to the Members in proportion to their Percentage Interests as of the day on which such distribution is made.

B.   **Withdrawals of Capital Account Balance.**   Subject to the section entitled "Withdrawal of Members; Dissolution of Company; Liquidation and Distribution of Assets," a Member may withdraw all or any portion of its Capital Account balance at such time or times and in such manner as shall be approved by the Manager, which consent may be granted or withheld in the Manager's sole discretion. Any Member withdrawing the entire balance of its Capital Account shall, upon the completion of such withdrawal, be deemed to have withdrawn from the Company pursuant to the section entitled "Withdrawal of Members; Dissolution of Company; Liquidation and Distribution of Assets."

ARTICLE VI

Books of Account

A.   **Books and Records.** Proper and complete records and books of account shall be kept by the Manager in accordance with the Act in which shall be entered fully and accurately all transactions and other matters relative to the Company's business as are usually entered into records and books of account maintained by Persons engaged in businesses of a like character, including a Capital Account for each Member. The Company books and records shall be kept on such method of accounting as the Manager shall determine. The determinations of the Manager with respect to the treatment of any item or its allocation for Federal, state or local tax purposes shall be binding upon all Members so long as that determination is not inconsistent with any express term of this Agreement. The books and records shall at all times be maintained at the principal office of the Company and shall be open to the examination and inspection of the Members or their duly authorized representative for a proper purpose during reasonable business hours at the sole cost and expense of the inspecting or examining Member. The Company shall maintain at its office and make available to each Member or any designated representative of a Member a list of names and addresses of, and Interests owned by, all Members. The Company shall maintain at its registered office those books and records required to be kept pursuant to the applicable sections of the Act.

B.   **Tax Returns.** The Company shall file a Federal income tax return and all other tax returns required to be filed by the Company for each Fiscal Year or part thereof, and shall provide, within ninety (90) days following the end of such Fiscal Year, to each Person who at any time during such Fiscal Year was a Member with a copy of the Company's Federal, state and local income tax or information returns. Notwithstanding the foregoing, the Manager, on behalf of the Company, may, in the exercise of absolute discretion, make or not make the election under Code Sec. 754 with respect to the basis of Company property, and the election out of tax adjustments determined at the Company level under Code Sec. 6221(b), to the extent the Company is eligible to make such election. This explicit direction with respect to those elections shall not be deemed to foreclose the Members from making or requiring them to make any other tax election. If the Manager, on behalf of the Company, make the election under Code Sec. 6221(b), the Manager shall provide notice of such election in the manner provided in this Agreement in the section entitled "Miscellaneous" to such of the Members and any other Person as shall be required under Code Sec. 6221(b) and the Regulations thereunder, within thirty (30) days of making such election.

ARTICLE VII
Powers, Rights and Duties of Members

A. **Limitations.** Other than as set forth in this Agreement, the Members shall not participate in the management or control of the Company's business nor shall they transact any business for the Company, nor shall they have the power to act for or bind the Company, said powers being vested solely and exclusively in the Manager. The Members shall have no interest in the properties or assets of the Company, or any equity therein, or in any proceeds of any sales thereof (which sales shall not be restricted in any respect), by virtue of acquiring or owning an Interest in the Company.

B. **Liability.** Subject to the provisions of the Act, no Member shall be liable for the repayment, satisfaction or discharge of any Company liabilities in excess of the balance of the Capital Account of such Member.

C. **Priority.** Except as set forth in the articles entitled "Allocation of Income and Losses" and "Distributions and Withdrawals," no Member shall have priority over any other Member as to Company allocations or distributions.

D. **Admission of Additional Members.** Any Person may be admitted to the Company as an Additional Member at any time with the unanimous consent of the Members. Such Person shall make such Capital Contribution as all of the Members shall determine. Upon admission of an Additional Member, the Percentage Interest of each Member shall be adjusted in accordance with the section entitled "Allocation of Income and Losses."

ARTICLE VIII
Powers, Rights and Duties of Manager

A. **Authority.** The Manager shall have exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. Any such action shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of the Manager as set forth in this Agreement.

B. **Powers and Duties of Manager.** Except as otherwise specifically provided herein, the Manager shall have all rights and powers in the management of the Company business to do any and all other acts and things necessary, proper, convenient or advisable to effectuate the purposes of this Agreement. Without limiting the generality of the foregoing, the Manager may appoint one or more investment advisers to manage the Company assets for the Company, any of which may also be affiliated with the Manager. Any such investment adviser may be given discretionary authority in the management of the Company's portfolio.

C. **Expenses of the Company.** The Company shall pay, and the Manager shall not be obligated to pay, all expenses incurred by or on behalf of the Company. The Manager may, in the Manager's discretion, advance funds to the Company for the payment of these expenses and shall be entitled to the reimbursement of any funds so advanced.

D. **Other Activities and Competition; Other Investments by the Manager and its Affiliates.** The Manager shall not be required to manage the Company as the Manager's sole and exclusive function. The Manager, the Manager's affiliates and agents, officers, directors and employees of the Manager and the Manager's affiliates may enter into transactions with the Company and may engage in or possess any interests in business ventures and may engage in other activities of every kind and description independently or with others in addition to those relating to the Company, including the rendering of advice or services of any kind to other investors and the making or management of other investments. Without limiting the generality of the foregoing, the Manager, the Manager's affiliates and any agent, officer, director or employee of the Manager or the Manager's affiliates may act as a director of any corporation, trustee of any trust, partner of any partnership or administrative officer of any business entity, and may receive compensation for service as a director, employee, advisor, consultant or manager with respect to, or participate in profits derived from, investments in or of any such corporation, trust, partnership or other business entity. The Members authorize, consent to and approve such present and future activities by such Persons, whether or not such activities may conflict with any interest of the Company or any of

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the Members or be competitive with the business of the Company or represent an opportunity that the Company might wish to engage in. Without limiting the generality of the foregoing, the Manager shall not have any obligation or responsibility to disclose or refer any such investments or other activities to the Company or any Member. Neither the Company nor any Member shall have any right by virtue of this Agreement or the partnership relationship created hereby in or to other ventures or activities of the Manager or the Manager's affiliates or to the income or proceeds derived therefrom.

E.   **Liability.** Neither the Manager nor any of the Manager's affiliates nor any officer, agent or employee of the Manager or any of the Manager's affiliates shall be personally liable for the return of any portion of the Capital Contributions of the Members; the return of these Capital Contributions shall be made solely from assets of the Company. Neither the Manager nor any of its affiliates nor any officer, agent or employee of the Manager or any of the Manager's affiliates shall be required to pay to the Company or the Members any deficit in a Member's Capital Account upon dissolution or otherwise. The Members shall not have the right to demand or receive property other than cash for their Interest.

F.   **Indemnification.**

1.   Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was the Manager, employee or agent of the Company or is or was serving at the request of the Company as a manager, managing member, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as the Manager, employee or agent of the Company or in any other capacity while serving as the Manager, employee or agent of the Company, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Act, against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in the article entitled "Powers, Rights and Duties of Manager,"

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with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by Members holding more than Fifty Percent (50%) of the Capital Account balances in the Company at the time.

2.   The Company shall pay or reimburse the reasonable expenses incurred in defending any such action or proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, (i) in the case of the Manager, the Manager furnishes the Company with a written affirmation of a good faith belief that the standard of conduct described in the Act has been met, (ii) the indemnitee furnishes the Company a written general unlimited undertaking (hereinafter an "undertaking"), executed personally or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this section and (iii) a determination is made by Members holding more than Fifty Percent (50%) of the Capital Account balances at the time that the facts then known to such Members would not preclude indemnification under this section.

3.   If a claim under the article entitled "Powers, Rights and Duties of Manager" is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any

applicable standard for indemnification set forth in the Act. Neither the failure of the Company (including its Manager, independent legal counsel or Members) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Manager, independent legal counsel or Members) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this section shall be on the Company.

G.   **Resignation of Manager.** Any Manager may resign at any time. The resignation must be made in writing and will take effect at the time specified in the written resignation. If no time is specified, the resignation will be effective at the time the Management receives it. Accepting a resignation is not necessary to make it effective unless the resignation expressly provides that it is necessary.

H.   **Removal of Manager.** The Manager may be removed with the consent of the Members holding more than Fifty Percent (50%) of the Capital Account balances in the Company at the time. If the Members remove the Manager, Members holding more than Fifty Percent (50%) of the Capital Account balances in the Company at the time may appoint a successor manager who shall have all of the authority, rights and powers of the Manager under this Agreement. Any such successor manager shall execute documentation satisfactory to all of the Members that such successor manager is subject to all of the duties and obligations of the Manager hereunder.

I.   **Partnership Representative.**

1.   For purposes of Section 6223 of the Code, the "Partnership Representative" shall be Charles Beau Garrett. If Charles Beau Garrett or any successor Partnership Representative shall cease to serve as the Partnership Representative for any reason, or if the Members, in the exercise of absolute discretion, revoke such designation as Partnership Representative by delivery

of a written revocation to the individual or entity whose designation is revoked, or if the Partnership Representative is no longer eligible to serve, then the Partnership Representative shall be such Person selected by the Members, in the exercise of absolute discretion, to act as the Partnership Representative. The Partnership Representative may be any Person (including, but not limited to, a Member) that meets the requirements for a Partnership Representative under Code Sec. 6223 and the Regulations thereunder, including, without limitation, the requirement that the Partnership Representative have "a substantial presence in the United States" as such phrase is defined therein. The Partnership Representative shall accept the appointment in writing and shall provide a written confirmation to the Company that it meets the requirements to act as a Partnership Representative under Code Sec. 6223 and the Regulations thereunder.

2.	The Company shall designate the Person named or otherwise selected to act as Partnership Representative under this Agreement as the Partnership Representative on each Federal income tax return filed on behalf of the Company for each Fiscal Year, unless the Company is eligible to make, and the Manager acting on behalf of the Company have made, the election under Section 6221(b) of the Code on the Federal income tax return for that Fiscal Year or the Company is not being taxed as a partnership for that Fiscal Year.

3.	The Partnership Representative shall keep the Members fully informed of any inquiry, examination, or proceeding under the Centralized Partnership Audit Regime. Any action by the Partnership Representative in connection with any such inquiry, examination, or proceeding shall be binding on the Company, the Manager and the Members, and the Manager and the Members have no right to contact the Internal Revenue Service or participate in an audit or other proceeding in connection with an audit of the Company.

4.	Notwithstanding the foregoing, the Partnership Representative, by accepting the appointment as Partnership Representative, shall agree to consult with the Manager prior to making any election, settling any tax matter of the Company, or taking any actions to settle or litigate any adjustments sets forth in the notice of final partnership adjustment, to the extent it is reasonably possible to do so, and to act in accordance with any direction of the Manager with respect to such matters.

5. The Partnership Representative may resign by giving written notice to the Manager, such resignation to become effective upon the later of (a) delivery of such written notice of resignation, and (b) such date as permitted in accordance with the Centralized Partnership Audit Regime. Pending the effective date of the resignation, the resigning Partnership Representative shall follow the directions of the Manager in connection with the appointment of a successor Partnership Representative, and the filing of any statements, forms or other documents required by the Centralized Partnership Audit Regime.

6. Any Partnership Representative whose designation has been revoked shall follow the directions of the Manager in connection with the appointment of a successor Partnership Representative and the filing of such statements, forms and other document with the Internal Revenue Service as required by the Centralized Partnership Audit Regime pending the effective appointment of a successor Partnership Representative pursuant to the Centralized Partnership Audit Regime.

7. The Partnership Representative shall act in good faith to carry out the duties, authority and responsibilities set forth in this Agreement and the Centralized Partnership Audit Regime. The Partnership Representative may reasonably rely on the advice of professionals, including, but not limited to, attorneys, accountants and other advisors, and shall not be liable to the Company or any Member for any damages, losses or costs arising from such reasonable reliance.

8. Each Member agrees to provide the Company with all information regarding the Member's tax returns and tax liabilities as requested from time to time, including but not limited to proof of payment of tax, amendment of tax returns, the Member's address, taxpayer identification number and current contact information, the Member's tax classification, the Member's status as a tax-exempt entity, the Member's status as an "eligible Partner" for purposes of the election under Code §6221(b), and with respect to any Member that is an S-corporation, the name, taxpayer identification number, and tax classification of each shareholder of the S-corporation who was a shareholder at any time during the tax year of the S-corporation ending with or within the tax year of the Company. Each Member agrees to provide all such requested information within thirty (30) days of each such request. In addition, each Member shall

notify the Company of any inconsistent treatment of any partnership item on the Member's return and of any settlement with the Internal Revenue Service regarding any partnership item within thirty (30) days of filing any such return or of entering into any such settlement. The Member's duties hereunder shall continue notwithstanding the transfer, assignment, sale, withdrawal, or other disposition of the Member's interest in the Company.

9.   The Company shall pay or reimburse any and all reasonable expenses (including, but not limited to, professional and advisor fees) incurred by the Partnership Representative acting on behalf of the Company in connection with its duties under the Centralized Partnership Audit Regime.

ARTICLE IX
Transfers of Interests by Members

A.   **Transfer and Assignment of Members' Interests; Substituted Members.**

1.   A Member may Transfer all or a portion of that Member's Interest in the Company (including any beneficial interest therein), provided the following conditions are met:

a.   the Transferee executes documents reasonably satisfactory to the Manager pursuant to which the Transferee agrees to be bound by this Agreement and any amendments hereto;

b.   the Transferee assumes, if so requested by the Company or by its Manager, the obligations, if any, of the Transferor to the Company;

c.   all certificates or other instruments shall have been recorded or filed in the proper records of each jurisdiction in which such recordation or filing is necessary to qualify the Company to conduct business or to preserve the limited liability of the Members under the laws of the jurisdiction in which the Company is doing business; and

d.   the Transferee represents, and, at the request of the Manager, furnishes to the Company an opinion of counsel satisfactory to the Manager, in form and substance satisfactory to the Manager, as to such matters as the Manager may reasonably request including, without limitation, that such Transfer (A) was made in accordance with and would not violate the Securities Act of 1933, as amended, or any other applicable Federal, state or local law; (B) would not require the Company to register as an investment company under the Investment Company Act of 1940, as amended; (C) would not jeopardize the status of the Company as a partnership or proprietorship for Federal income tax purposes or cause a termination of the Company pursuant to the then applicable provisions of the Act; (D) would not cause a termination of the Company under Code Sec. 708(b)(1)(B); and (E) would not cause the Company to be treated as a "publicly traded partnership" within the meaning of Code Sec. 7704.

2.	Any Transfer by a Member shall be subject to a right of first refusal as provided herein. The Transferor shall give the Manager written notice of the proposed Transfer which shall state the name of the proposed Transferee, the portion of the Transferor's Interest proposed to be transferred, the proposed purchase price or, if none, the fair market value, as determined by all of the Members (without regard to this right of first refusal), of the Interest to be transferred, and any other material terms of such proposed Transfer. The Company shall, for a period of thirty (30) days after such notice is given, have the right to purchase such Interest at the proposed purchase price (or, if there is no proposed purchase price, at a price equal to the fair market value of the Interest proposed to be transferred (without regard to this right of first refusal)) and on the proposed terms or to assign such right or any portion thereof to such other Person or Persons as the Manager, in the exercise of sole discretion, shall determine.

3.	The Transferee of a Member's Interest in the Company may be admitted to the Company as a Substituted Member only upon the receipt of the prior written consent of the Manager and all Members, which consent may be given or withheld in the sole discretion of the Manager and each Member. Unless a Transferee of a Member's Interest in the Company is admitted as a Substituted Member under this section, the Transferee shall have none of the powers of a Member hereunder and shall only have such rights of an assignee under the Act as are consistent with the other terms and provisions of this Agreement. No Transferee of a Member's Interest shall become a Substituted Member unless such Transfer shall be made in compliance with this paragraph and the preceding two paragraphs.

4.	Unless a Transferee of a Member's Interest becomes a Substituted Member, such Transferee shall have no right to obtain or require any information or account of Company transactions, or to inspect the Company's books, or to vote on Company matters. Such a Transfer shall merely entitle the Transferee to receive the share of distributions, income and losses to which the transferring Member otherwise would be entitled.

5.   All expenses incurred by the Company in connection with any Transfer or substitution of a Member pursuant to this section shall be paid by the Transferor prior to the time of the Transfer or substitution (including, without limitation, any fees and costs of the preparation, filing and publishing of any amendment to this Agreement or to the Articles, if any, and any legal and other fees, expenses and costs of any investigation and preparation, in connection with any action, proceeding or investigation related to any Transfer or attempted Transfer by a Member of a Member's Interest or in connection with the admission into the Company of the Transferee). The Transferor also will indemnify the Company and the Manager against any losses, claims, damages or liabilities to which any of them may become subject in connection therewith.   The reimbursement and indemnity obligations of the Transferor under this paragraph shall be in addition to any liability which the Transferor may otherwise have, shall extend upon the same terms and conditions to the Company and the Manager, shall inure to the benefit of any successors and assigns of the Company and the Manager and shall survive any termination of this Agreement.

6.   The Transfer of a Member's Interest and the admission of a Substituted Member shall not be cause for dissolution of the Company.

B.   **Right to Treat Successor-in-Interest as Assignee.** Upon the death, disability, winding-up and termination (in the case of a Member that is a partnership or a corporation), termination (in the case of a Member that is a trust), withdrawal in contravention of the section entitled "Withdrawal of Members; Dissolution of Company; Liquidation and Distribution of Assets," or occurrence of an event described in the applicable sections of the Act with regard to a Member (the "Assigning Member"), the Manager shall have the right to treat the successor(s)-in-interest of the Assigning Member as assignees of the Interest in the Company of the Assigning Member, with only such rights of an assignee of a limited liability company interest under the Act as are consistent with the other terms and provisions of this Agreement and with no other rights under this Agreement. Without limiting the generality of the foregoing, the successor(s)-in-interest of the Assigning Member shall have only the rights to the allocations provided in the article entitled "Allocation of Income and Losses" and the distributions provided in the article entitled

"Distributions and Withdrawals." For purposes of this section, if the Assigning Member's Interest in the Company is held by more than one person (for purposes of this subsection, the "Assignees"), the Assignees by majority vote shall appoint one person with full authority to accept notices and distributions with respect to such Interest in the Company on behalf of the Assignees and to bind them with respect to all matters in connection with the Company or this Agreement.

C. **Transferees Bound by Agreement.** Any successor or Transferee of a Member hereunder shall be subject to and bound by all the provisions of this Agreement as if originally a party to this Agreement.

D. **Effect of Transfer.** Upon the Transfer of the entire Interest in the Company of a Member and effective upon the admission of such Member's Transferee(s) pursuant to the article entitled "Transfers of Interests by Members," the transferring Member shall be deemed to have withdrawn from the Company as a Member.

ARTICLE X
Withdrawal of Members; Dissolution of Company; Liquidation and Distribution of Assets

A. **Withdrawal of Members.** Except pursuant to the article entitled "Transfers of Interests by Members," no Member may withdraw from the Company without the unanimous consent of the Members, which consent may be granted or withheld in their sole discretion. If a Member withdraws from the Company, such action shall be considered a breach of this Agreement, and the Company, in satisfaction of such breach, shall treat the withdrawn Member as an assignee of such Member's Membership Interest. Any Member withdrawing in contravention of this section shall indemnify, defend and hold harmless the Company and all other Members from and against any losses, expenses, judgments, fines, settlements or damages suffered or incurred by the Company or any other Member arising out of or resulting from such withdrawal.

B. **Dissolution of Company.**

1. The Company shall be dissolved, wound up and terminated as provided herein upon the occurrence of the earliest of the following events:

a. the written consent of all Members to dissolve the Company;

b.   the entry of a judicial decree of dissolution of the Company under the Act.

2.   In the event of the dissolution of the Company for any reason, the Manager, or if the Manager has been removed by the Members pursuant to the article entitled "Powers, Rights and Duties of Manager," then a liquidating agent or committee appointed by Members holding Fifty Percent (50%) or more of the Capital Account balances (the Manager or such Person or committee so designated hereinafter referred to as the "Liquidator"), shall begin to wind up the affairs of the Company and to liquidate the Company's assets. The Members shall continue to share all income, losses and distributions during the period of liquidation in accordance with the articles entitled "Allocation of Income and Losses" and "Distributions and Withdrawals." The Liquidator shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company property pursuant to such liquidation, giving due regard to the activity and condition of the relevant market and general financial and economic conditions.

3.   The Liquidator shall have all of the rights and powers with respect to the assets and liabilities of the Company in connection with the liquidation and termination of the Company that the Manager would have with respect to the assets and liabilities of the Company during the term of the Company, and the Liquidator is hereby expressly authorized and empowered to execute and file any and all documents (including Articles of Dissolution) necessary or desirable to effectuate the liquidation and termination of the Company and the transfer of any assets.

4.   Notwithstanding the foregoing, a Liquidator which is not the Manager shall not be deemed a Member in or a successor manager of this Company and shall not have any of the economic interests in the Company of a Member; and such Liquidator shall be compensated for the Liquidator's services to the Company at normal, customary and competitive rates for the Liquidator's services to the Company as reasonably determined by all of the Members.

C.   **Distribution in Liquidation.**

1.   The Liquidator shall, as soon as practicable, wind up the affairs of the Company and sell and/or distribute the assets of the Company. The assets of the Company shall be applied in the following order of priority:

a.   first, to creditors of the Company (including Members who are creditors to the extent permitted by law), in the order of priority provided by law.

b.   second, to establish reserves reasonably adequate to meet any and all contingent or unforeseen liabilities or obligations of the Company, provided that at the expiration of such period of time as the Liquidator may deem advisable, the balance of such reserves remaining after the payment of such contingencies or liabilities shall be distributed as hereinafter provided.

c.   third, to the Members in accordance with the article entitled "Distributions and Withdrawals."

2.   If the Liquidator, in the exercise of sole discretion, determines that assets other than cash are to be distributed, then the Liquidator shall cause the fair market value of the assets not so liquidated to be determined. Such assets shall be retained or distributed by the Liquidator as follows:

a.   the Liquidator shall retain assets having an appraised value, net of any liability related thereto, equal to the amount by which the net proceeds of liquidated assets are insufficient to satisfy the requirements of paragraphs 1. a above and 1. b above; and

b.   the remaining assets shall be distributed to the Members in the same proportion as cash would be distributed to the Members pursuant to paragraph 1. c above.

3.   If the Liquidator, in the exercise of sole discretion, deems it not feasible or desirable to distribute to each Member that Member's allocable share of each asset, the Liquidator may allocate and distribute specific assets to one or more Members, individually or as tenants-in-common, as the Liquidator shall in good faith determine to be fair and equitable, taking into consideration, inter alia, the fair market value of the assets, the liens, if any, to which such property may be subject and the tax consequences of the proposed distribution to each of the Members (including both distributees and others if any). Any distributions in kind shall be subject to such conditions relating to the disposition and management thereof as the Liquidator deems reasonable and equitable.

D.   **Rights of the Members.** Each of the Members shall look solely to the assets of the Company for all distributions with respect to the Company and such Member's Capital

Contribution (including return thereof), and such Member's share of profits or losses thereof, and shall have no recourse therefore (upon dissolution or otherwise) against any Member. No Member shall have any right to demand or receive property other than cash upon dissolution and termination of the Company.

        E.   **Deficit Restoration.** Notwithstanding any other provision of this Agreement to the contrary, upon liquidation of a Member's Interest (whether or not in connection with a liquidation of the Company), no Member shall have any liability to restore any deficit in that Member's Capital Account. In addition, no allocation to any Member of any loss, whether attributable to depreciation or otherwise, shall create any asset of or obligation to the Company, even if such allocation reduces a Member's Capital Account or creates or increases a deficit in such Member's Capital Account; it is also the intent of the Members that no Member shall be obligated to pay any such amount to or for the account of the Company or any creditor of the Company (however, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, the Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of the Manager or of the Company). The obligations of the Members to make contributions pursuant to the article entitled "Capital Contributions" are for the exclusive benefit of the Company and not of any creditor of the Company; no such creditor is intended as a third-party beneficiary of this Agreement nor shall any such creditor have any rights hereunder, including without limitation the right to enforce any Capital Contribution obligation of the Members.

        F.   **Termination.** The Company shall terminate when all property owned by the Company shall have been disposed of and the assets shall have been distributed as provided in the article entitled "Withdrawal of Members; Dissolution of Company; Liquidation and Distribution of Assets." The Liquidator shall then execute and cause to be filed Articles of Dissolution of the Company.

ARTICLE XI

Amendment of Agreement and Power of Attorney

A.   **Approval of Amendments.** Amendments to this Agreement which do not adversely affect the right of the Members in any material respect may be made by the Manager without the consent of the Members if those amendments are (i) of an inconsequential nature (as determined in good faith by the Manager), (ii) necessary to maintain the Company's status as a partnership or proprietorship according to Code Sec. 7701(a)(2) or to conform with the Centralized Partnership Audit Regime, (iii) necessary to preserve the validity of any and all allocations of Company income, gain, loss or deduction pursuant to Code Sec. 704(b), or (iv) contemplated by this Agreement (including without limitation amendments in connection with the admission of new Members, making of additional Capital Contributions or withdrawal of a Member). Amendments to this Agreement other than those described in the foregoing sentence may be made only if embodied in an instrument signed by the Manager and all Members. Any such supplemental agreement or amendment shall be adhered to and have the same effect from and after its effective date as if the same had originally been embodied in, and formed a part of, this Agreement. The Manager shall give written notice to all Members promptly after any amendment has become effective. Any amendment to this Agreement must be in writing.

B.   **Amendment of Articles.** In the event this Agreement shall be amended pursuant to the article entitled "Amendment of Agreement and Power of Attorney," the Manager shall amend the Articles to reflect that change if they deem the amendment of the Articles to be necessary or appropriate.

C.   **Power of Attorney.** Each Member hereby irrevocably constitutes and appoints the Manager (and the Liquidator) as the Member's true and lawful attorney-in-fact, with full power of substitution, in the Member's name, place and stead to make, execute, sign, acknowledge (including swearing to), record and file, on behalf of the Member and on behalf of the Company, the following:

1.   The Articles of Organization and any other certificates or instruments which may be required to be filed by the Company or any of the Members under the laws of the State of Tennessee and any other jurisdiction whose laws may be applicable;

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2.   Articles of Dissolution of the Company and such other instruments as may be deemed necessary or desirable by the holder of such power upon the termination of the Company; and

3.   Any and all amendments of the instruments described in the article entitled "Amendment of Agreement and Power of Attorney," provided such amendments are either required by law to be filed or have been authorized by the Members.

4.   The foregoing grant of authority:

a.   shall survive the delivery of an assignment by a Member of the whole or any portion of its Interest and any assignee of such Member does hereby constitute and appoint the aforesaid holders his attorney in the same manner and force and for the same purposes as does the assignor;

b.   is a special power of attorney coupled with an interest, is irrevocable and shall survive the death or incapacity of the Member granting the power; and

c.   may be exercised by the holder on behalf of a Member by a facsimile signature or by listing all of the Members executing any instrument with a single signature as attorney-in-fact for all of them.

ARTICLE XII
Miscellaneous

A.   **Notices.** All notices and demands required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or by registered or certified mail to the addresses of the Members as shown from time to time on the records of the Company. Any Member may specify a different address by notifying the Manager in writing of that different address.

B.   **Entire Agreement.** This Agreement constitutes the entire agreement among the parties. It supersedes any prior agreement or understandings among them and may be modified or amended only in writing as set forth herein.

C.   **Governing Law.** This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the law of the State of Tennessee.

D.   **Effect.** Except as herein otherwise specifically provided, this Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, successors and assigns.

E.   **Pronouns and Number.** Wherever it appears appropriate from the context, each term stated in either the singular or the plural shall include the singular and the neuter shall include the masculine, feminine and neuter.

F.   **Captions.** Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provision hereof.

G.   **Partial Enforceability.** If any provision of this Agreement, or the application of that provision to any Person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of that provision to persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

H.   **Counterparts.** This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. In addition, this Agreement may contain more than one counterpart of the signature page and this Agreement may be executed by the affixing of the signatures of each of the Members to one of such counterpart signature pages. All of those counterpart signatures pages shall be read as though one, and they shall have the same force and effect as though all of the signers had signed a single signature page.

[Signatures appear on the following page]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

Dated: <u>February 10th</u> , 2022   **MEMBER:**

_____
Charles Beau Garrett

MANAGER:

_____
Charles Beau Garrett

ANNEX
TO OPERATING
AGREEMENT

NAMES, ADDRESSES, AND CAPITAL ACCOUNTS OF MEMBERS

Name and Address of Member	*Initial Capital Contribution*	*Initial Percentage Interest*
Charles Beau Garrett	Time and Effort	100%
(address omitted)		
TOTAL:		100%